Exhibit 99.90

NOUVEAU MONDE GRAPHITE

NOUVEAU MONDE GRAPHITE INC.

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020
DATED APRIL 30, 2021

WWW.NOUVEAUMONDE.CA :: TSXV:NOU :: OTCQX:NMGRF :: FSE:NM9

PRESS RELEASE

For immediate release

NOUVEAU MONDE ANNOUNCES APPLICATION TO LIST ON THE NYSE AND
FILING OF PRELIMINARY BASE SHELF PROSPECTUS

MONTRÉAL, QUÉBEC, March 29, 2021 – Nouveau Monde Graphite Inc. (“Nouveau Monde” or the “Company”) (TSXV: NOU; OTCQX: NMGRF; Frankfurt: NM9) is pleased to announce that it has applied to list its common shares on the New York Stock Exchange (“NYSE”). The listing of Nouveau Monde’s common shares remains subject to the approval of the NYSE and the satisfaction of all applicable listing and regulatory requirements.

Nouveau Monde also announces that it has filed a preliminary short form base shelf prospectus with the securities regulatory authorities in each of the provinces of Canada (excluding the territories). Once a receipt for the final short form base shelf prospectus (“Shelf Prospectus”) has been obtained from the applicable Canadian securities regulatory authorities, the Company will be able to offer for sale and issue up to $500 million of common shares, subscription receipts, debt securities warrants and units, or any combination thereof (collectively, the “Securities”) from time to time during the 25-month period during which the Shelf Prospectus remains valid. The specific variable terms of any offering of Securities will be set forth in one or more prospectus supplements.

The Company has filed the Shelf Prospectus to maintain financial flexibility and to have the ability to react quickly to market opportunities for raising additional capital by offering the Securities on an accelerated basis pursuant to the filing of prospectus supplements. However, there is no certainty any Securities will be offered or sold under the Shelf Prospectus within the 25-month period.

This news release does not constitute an offer to sell Securities, nor is it a solicitation of an offer to buy Securities, in any jurisdiction.

The Securities will not be offered, sold or delivered, directly or indirectly within the United States, its possessions and other areas subject to its jurisdiction or to, or for the account or for the benefit of a U.S. person, except pursuant to a registration under the United States Securities Act of 1933, as amended, or applicable exemptions from the registration requirements.

A copy of the Shelf Prospectus can be found on SEDAR at www.sedar.com.

About Nouveau Monde

Nouveau Monde is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully-integrated source of green battery anode material in Québec, Canada. Targeting commercial operations by 2023, the Company is developing advanced carbon-neutral graphite-based material solutions for the growing lithium-ion and fuel cell markets. With low-cost operations and enviable ESG standards, Nouveau Monde aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high performing and reliable advanced materials while promoting sustainability and supply chain traceability.

Media	Investors

Julie Paquet	Christina Lalli
Director, Communications	Director, Investor Relations
+1-450-757-8905 #140	+1-438-399-8665
jpaquet@nouveaumonde.ca	clalli@nouveaumonde.ca

Subscribe to our news feed: https://nouveaumonde.group/investors/#news

Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to, the anticipated listing on the NYSE, the offering of Securities pursuant to the Shelf Prospectus and those which are discussed under the “About Nouveau Monde” paragraph which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the timely delivery and installation of the equipment supporting the Company’s production, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking information and statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking information and statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favourable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Company is available in the SEDAR database (www.sedar.com) and on the Company’s website at: www.NouveauMonde.group